Andrew D. Bulgin 410.576.4280 Fax 410.576.4146 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202-3332 410.576.4000 www.gfrlaw.com

December 17, 2012

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crumbs Bake Shop, Inc.
Registration Statement on Form S-3
Filed on November 9, 2012
File No. 333-184837

Dear Ms. Ransom:

On behalf of our client, Crumbs Bake Shop, Inc. (the “Company”), please find below responses to the comments provided to the Company by the staff of the Commission (the “Staff”) in a letter dated December 6, 2012 (the “Letter”) relating to the Company’s Registration Statement on Form S-3 filed on November 9, 2012 (the “Registration Statement”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

We are submitting the responses to the Letter in advance of the Company’s filing of an amendment to the Registration Statement given the fact that the most significant comment requires our analysis and agreement by the Staff as to whether all of the securities covered by the Registration Statement may be registered pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Company desires to resolve this comment in coordination with the Staff before filing an amendment.

Ms. Mara L. Ransom

December 17, 2012

General

1.	To the extent comments issued in our review of your registration statement on Form S-3 also apply to your annual report on Form 10-K for the fiscal year ended December 31, 2011, please revise your Form 10-K accordingly. Similarly, to the extent comments issued in our review of your Form 10-K also apply to your registration statement on Form S-3, please revise the latter filing accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all issues concerning your Form 10-K.

Response:

The Company believes that its responses to the Letter do not implicate in any material respect the disclosures contained its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). Similarly, the Company believes its responses to the Staff’s comments issued in a separate letter dated December 6, 2012 with respect to the Form 10-K (the “Form 10-K Letter”) do not implicate in any material respect the disclosures contained in the Registration Statement. The Company acknowledges that all of the Staff’s comments issued in the Form 10-K Letter must be resolved before the Registration Statement will be declared effective.

2.	Given the size of the offering relative to the number of shares presently outstanding held by nonaffiliates as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response:

For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders named therein (the “Investors”) that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The offering is not the type of transaction about which the Staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the Staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the Investors on behalf of the Company.

Ms. Mara L. Ransom

December 17, 2012

We understand that several years ago the Staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock – in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.

We understand that to monitor these types of transactions, the Staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.

            It has been reported that the Staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the Staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1

1  See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415”, Insights, May 2007.

Ms. Mara L. Ransom

December 17, 2012

As discussed below, the transaction (the “Financing”) pursuant to which the Investors acquired the securities for which the Company seeks registration was a valid private placement made in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The securities are shares of common stock, not convertible securities. The Company unconditionally sold the securities to the Investors at a fixed purchase price 29 days prior to the date the Registration Statement was filed. Each of the Investors unconditionally paid the aggregate purchase price, in full, to the Company for its securities 29 days prior to the date the Registration Statement was filed. No Investor, by virtue of the Financing, has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Financing based on future events or otherwise. Thus, the Investors were at market risk from the moment of the closing of the Financing and continue to be at market risk today.

In short, notwithstanding the fact that a careful consideration of all factors cited in the Interpretation lead to the conclusion that the offering is not a disguised primary offering, the Financing does not possess any of the toxic features that have historically given rise to the Staff’s concerns under Rule 415. Accordingly, we believe that the Financing should not be restricted in the same manner as a toxic PIPE transaction. We are aware of, and have reviewed correspondence relating to, several secondary offerings in which the Staff, under circumstances very similar to the Financing, did not recharacterize the offering as a primary offering.

A. Background

The Company is seeking to register 4,456,968 shares (the “Shares”) of its common stock, par value $.0001 per share (the “Common Stock”), that were sold in the Financing so that they may be offered and sold by 20 Investors.

The Financing

During the past year, the Company’s management team and board of directors (the “Board”) recognized that the Company would need additional working capital beyond what it raised in its initial public offering and what could be generated through operations to fund, among other things, its growth strategy and other initiatives. Accordingly, in August 2012, the Company engaged two investment advisers, Janney Montgomery Scott, LLC and Susman Partners, LLC d/b/a Threadstone Partners (collectively, the “Placement Agents”), to help it identify different financing alternatives. Based on the Company’s stock price as reported on The NASDAQ Capital Market (the “Capital Market”), the state of the capital markets for similarly situated companies and the Company’s need to obtain additional working capital in a timely manner, the Placement Agents and the Company’s management and Board agreed that a private placement of Common Stock targeting institutional investors and other qualified accredited investors had the highest likelihood of success.

Ms. Mara L. Ransom

December 17, 2012

The Placement Agents then began to contact potential investors on behalf of the Company to discuss a proposed private placement of shares of Common Stock. Following those contacts, the Company’s management team met with various potential investors to discuss the Company’s business and prospects.

On October 10, 2012, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with 20 separate institutional or otherwise qualified accredited investors for the sale of the Shares. Pursuant to the Purchase Agreement, the Investors purchased the Shares on October 11, 2012 at a purchase price of $2.21 per Share, which was the closing bid price of the Common Stock on October 10, 2012 as reported on the Capital Market. The Board approved the Financing.

Five of the Company’s directors participated in the Financing by purchasing an aggregate of 163,122 shares of Common Stock. These directors are hereinafter referred to as the “Director Investors”, and the other Investors are hereinafter referred to as the “Independent Investors”.

Exemption from Registration

The Shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Company by the Investors, each of the Investors is either an institutional investor specializing in investments in small capitalization public companies or an individual accredited investor with experience making such investments. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its Shares for its own account, for investment purposes and not for the purpose of effecting any distribution of the Shares in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase Shares in the Financing.

In connection with their investments, each of the Independent Investors conducted due diligence on the Company by, among other things, reviewing the Company’s public filings with the Commission and conducting meetings with members of the Company’s senior management team at which the Company’s business and prospects were discussed.

Registration Rights Agreement

In connection with the Financing, the Company entered into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file with the Commission a registration statement covering the resale of the Shares within 30 days of the closing of the Financing.

Ms. Mara L. Ransom

December 17, 2012

On November 9, 2012, the Company filed the Registration Statement covering the Shares with the Commission.

B. Offered Shares; Non-Affiliates; Relationships with Selling Stockholders

Immediately prior to the Financing, the Company had 7,346,385 shares of Common Stock outstanding. In addition, immediately prior to the Financing, the Company had outstanding warrants to purchase 5,456,300 shares of Common Stock and 234,000 shares of Series A Voting Preferred Stock outstanding that could be exchanged for 2,340,000 shares of Common Stock. 2

Immediately prior to the Financing, the Company’s directors, executive officers and affiliates as a group beneficially owned an aggregate of 4,954,246 shares of Common Stock, of which 2,614,246 shares were issued and outstanding.

Immediately after the Financing, the Company had 11,803,353 shares of Common Stock outstanding, of which an aggregate of 2,777,368 shares were beneficially owned by the Company’s directors, executive officers and affiliates.

Thus, the Shares represent approximately: (i) 60.7% of the outstanding shares of Common Stock immediately prior to the Financing; (ii) 29.4% of the fully diluted shares of Common Stock immediately prior the Financing; (iii) 94.1% of the outstanding shares of Common Stock held by non-affiliates immediately prior to the Financing; (iv) 37.8% of the outstanding shares of Common Stock immediately after the Financing; (v) 22.7% of the fully diluted shares of Common Stock immediately after the Financing; and (vi) 49.4% of the outstanding shares of Common Stock held by non-affiliates of the Company immediately after the Financing.

A total of 20 Investors purchased the Shares. If related Investors were to be grouped together and considered as one selling stockholder for this purpose, there would be a total of 13 distinct selling stockholders. As noted below, the Company is not aware of any relationships or agreements among any of the various Investors, considering related Investors as one selling stockholder for this purpose, nor does the Company have any reason to believe that such relationships or agreements exist. The only relationships among Investors of which the Company is aware are the relationships that four distinct groups of Investors have on account of common ownership and/or common voting and investment control over their portfolio securities, which are discussed in the paragraphs that follow.

2   The outstanding shares of Series A Voting Preferred Stock are linked to 2,340,000 New Crumbs Class B Exchangeable Units (“Class B Units”) issued by the Company’s subsidiary. For each share of Common Stock issued in an exchange, the holder must surrender one Class B Unit together with 0.1 shares of Series A Voting Preferred Stock.

Ms. Mara L. Ransom

December 17, 2012

The Special Situations Funds

MGP Advisers Limited Partnership (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. (“SSF III”). AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (“SS Cayman”) and the investment adviser to Special Situations Private Equity Fund, L.P. (together with SSF III and SS Cayman, the “SS Funds”). Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of the SS Funds. Prior to the Financing, the SS Funds beneficially owned an aggregate of 732,776 shares of Common Stock, and Mr. Greenhouse owned 100 shares of Common Stock.

The Registration Statement seeks to register 1,583,709 Shares held by the SS Funds, meaning that the Shares offered by the SS Funds represent approximately 33.5% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the Financing. However, the Shares to be offered by the SS Funds represent only 13.4% of the total number of outstanding shares of Common Stock.

The Buckingham Funds

Buckingham Capital Management, Inc. (“BCM”) is the investment adviser to Buckingham RAF International Partners Master Fund, LP, Buckingham RAF Partners, L.P., and Buckingham RAF Partners II, L.P. (collectively, the “Buckingham Funds”) and has sole voting and investment control over the portfolio securities held by such funds.

The Registration Statement seeks to register 1,094,118 Shares held by the Buckingham Funds, meaning that the Shares offered by the Buckingham Funds represent approximately 23.1% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the Financing. However, the Shares to be offered by the Buckingham Funds represent only 9.3% of the total number of outstanding shares of Common Stock.

Ms. Mara L. Ransom

December 17, 2012

The P.A.W. Funds

P.A.W. Capital Partners, L.P. is the general partner of P.A.W. Partners, L.P. and P.A.W. Small Cap Partners, L.P. (collectively, the “P.A.W. Funds”). Prior to the Financing, the P.A.W. Funds beneficially owned an aggregate of 725,000 shares of Common Stock.

The Registration Statement seeks to register 600,000 Shares held by the P.A.W. Funds, meaning that the Shares offered by the P.A.W. Funds represent approximately 12.7% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the Financing. However, the Shares to be offered by the P.A.W. Funds represent only 5.1% of the total number of outstanding shares of Common Stock.

The Prism Funds

Weintraub Capital Management, L.P. is the general partner of Prism Partners I, L.P. (“Prism I”) and Prism Partners III Leveraged, L.P. (“Prism III”) and is the investment adviser to Prism Partner IV Leveraged Offshore Fund (together with Prism I and Prism III, the “Prism Funds”).

The Registration Statement seeks to register 452,489 Shares held by the Prism Funds, meaning that the Shares offered by the Prism Funds represent approximately 9.6% of the number of outstanding shares of Common Stock held by non-affiliates of the Company prior to the Financing. However, the Shares to be offered by the Prism Funds represent only 3.8% of the total number of outstanding shares of Common Stock.

Although there are a number of related Investors, there is no indication that the Investors, considering the related Investors grouped together to each represent one selling stockholder as discussed above, have any plan to act in concert to effect a distribution of their Shares. The Company is not aware of any arrangements or agreements between or among the Investors, apart from the relationships described above, nor does the Company have any reason to believe such arrangements or agreements exist. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any agreement or plan to act in concert to effect a distribution would make the Investors a “group” under Section 13(d) of the Exchange Act.3 None of the Investors have filed a Schedule 13D with the Commission that would indicate that such a group exists, nor have any of the Investors given any other indication to the Company of the existence of such a group. None of the Investors holds Shares in an amount that is anywhere close to a majority of the Shares that the Company seeks to register pursuant to the Registration Statement. Therefore, even if one were to assume that one person could control each of the related Investors grouped together above, 13 discrete persons would need to collude in order to act in concert to effect a distribution of the Shares.

3   In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for Section 13(d) purposes. See, e.g., Litzler v. CC Investments, L.D.C., 411 F.Supp. 2d 411, 415-16 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).

Ms. Mara L. Ransom

December 17, 2012

In the Purchase Agreement, each of the Investors represented and warranted to the Company that it was not a broker-dealer registered with the Commission under the Exchange Act or an entity engaged in a business that would require it to be so registered. As discussed above, each of the Investors also represented and warranted that the Shares purchased by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Shares in violation of the Securities Act. The Financing was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction.

None of the Independent Investors had any relationship with the Company prior to the Financing other than as a result of previous investments in the Company’s securities. The Independent Investors beneficially own 96.3% of the Shares covered by the Registration Statement, and the Director Investors beneficially only 3.7% of such Shares.

C. Rule 415 Analysis

In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of that rule. In relevant part, Rule 415 provides:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary; … [or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary[.]

Ms. Mara L. Ransom

December 17, 2012

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling stockholders in a valid secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Specifically, Rule 415(a)(4) provides as follows:

In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term “at the market offering” means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.

As a result, if an offering which purports to be a secondary offering is recharacterized as an offering “by or on behalf of the registrant”, then Rule 415 is only available to register an “at the market offering” and then only if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering. The Company is not eligible to use Form S-3 to effect a primary offering except in reliance on General Instruction I.B.6. As a result, the Company cannot use Rule 415 to register a primary offering of the Shares “at the market”.

In addition, if the offering contemplated by the Registration Statement is recharacterized as a primary offering by or on behalf of the Company, then (i) the offering would have to be made on a fixed-price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 under the Securities Act would never be available to the Investors to effect resales of their Shares.

Due to the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because such a recharacterization has such a draconian impact, and because a mischaracterization can have a chilling effect on the ability of smaller public companies - like the Company - to raise capital, the Staff should recharacterize a secondary offering as being “by or on behalf of a registrant” only after a careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides as follows:

Ms. Mara L. Ransom

December 17, 2012

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

(Emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances”.

Each of the factors listed in the Interpretation is discussed below in the context of the Financing. In our view, based on a proper consideration of all those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and (ii) all of the Shares issued in the Financing can be registered for resale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

1.	The length of time that the Investors have held, and will hold, the Shares is inconsistent with a determination that the offering is on behalf of the Company.

Presumably, the longer securities are held, the less likely it is that the selling stockholders are acting as a mere conduit for the issuer. Here, the Investors have now held their Shares for 67 days as of the date of this letter and, for the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Shares for a significant additional length of time. This holding period is substantially longer than the period required by the Staff for valid PIPE transactions.

Ms. Mara L. Ransom

December 17, 2012

The Staff’s PIPEs interpretation is set forth in Question 116.19 of the CDIs for Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The PIPEs Interpretation contemplates that a valid secondary offering can occur immediately following the closing of the placement. Because there is no mandatory holding period that must be overcome for a PIPE transaction to be a valid secondary offering, the period during which the Investors have already held the Shares is more than sufficient to support the conclusion that the offering of the Shares pursuant to the Registration Statement is a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions — including this one — a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. In the Financing, the Company was required to file a registration statement no later than 30 days after the closing of the Financing and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable (provided that the Company is obligated to make certain payments to the Investors in the event the registration statement is not declared effective on or prior to the 90th day after the closing of the Financing, or prior to the 120th day after the closing if the Commission reviews the registration statement). In addition, an extended holding period was both contemplated and expected by the Investors at the time they made their investments. All of the Investors and the Company expected that there would be a full review of the Registration Statement by the Commission, which all parties knew would significantly extend the amount of time before which the Shares sold in the Financing would be registered for resale. Further, as discussed in more detail in Item 2 below, the Investors realized that, although the Common Stock is listed on the Capital Market, the trading volume for the Common Stock has historically been very low. Given these facts, of which the Investors were aware at the time of the Financing, the Investors did not expect to have the ability to quickly exit their positions even if they might desire to do so.

The factors discussed above, including the length of time that has elapsed since the Shares were originally acquired by the Investors and that will ultimately elapse prior to the Shares first becoming saleable in the public market, and the fact that the Investors were aware at the time of the Financing that, for various reasons, they would be unable to quickly exit their positions with respect to the Shares, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Ms. Mara L. Ransom

December 17, 2012

2.	The circumstances under which the Investors received the Shares do not support a conclusion that the offering is by or on behalf of the Company.

The Shares were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

The proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as abusive PIPE transactions. The proposed offering can be easily distinguished from abusive PIPE transactions for a number of reasons. Neither the terms of the Shares nor the terms of the Financing contain any “toxic” features that have been identified by the Staff as causing concern in PIPE transactions. It is important to note that the Financing involved the sale of shares of Common Stock, not convertible securities. No Investor, by virtue of the Financing, has any right to obtain additional shares of Common Stock or a reduction in the purchase price that it paid for its Shares based on subsequent events or otherwise. The Shares were unconditionally issued and became outstanding on October 11, 2012, and the Investors unconditionally paid the full purchase price for their Shares on that date. Thus, all of the Investors were at market risk immediately following the issuance of the Shares and prior to the filing of the Registration Statement. Further, all of the Investors purchased their Shares for investment and specifically represented that they were not acquiring their Shares for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Shares decrease in value, the fact that they were willing to participate in the Financing with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased their Shares as an investment (and not with the intent to effect a distribution).

The Investors performed significant fundamental due diligence on the Company prior to investing, including conversations with management, consistent with the type of diligence one would expect from a buy and hold investor that was concerned with the long-term prospects of the Company. Further, the Investors were aware of the likelihood that, as discussed below, they would have to hold their Shares for an extended period of time.

The existence of the Registration Rights Agreement does not alter the conclusion that the Investors purchased their Shares for investment and not with the intent to effect a distribution in violation of the Securities Act. Although the Investors bargained for registration rights as part of the Financing, registration rights, in and of themselves, do not evidence an intent on the part of the Investors to sell their Shares. There are a number of reasons why investors want securities registered other than to effect an immediate sale. Many private investment funds, including many of the Investors, are required to mark their portfolios to market. If portfolio securities are not registered, the investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the investment funds intend to dispose of their securities or to hold them for an indefinite period. In addition, many of the Investors are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their Shares, such Investors are acting in a manner that is consistent with this fiduciary duty, as not registering the Shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.

Ms. Mara L. Ransom

December 17, 2012

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the Investors to effect a distribution even if they desired to do so. As indicated above, even if it were assumed that one person could control each of the related Investors, 13 discrete persons would need to collude in order to act in concert to effect a distribution of the Shares. Although relationships between certain Investors exist, there is no evidence of any arrangement, agreement or plan among the various Investors to act in concert to effect a distribution of the Shares, and it would require an extensive and unwieldy conspiracy for all of the Investors to act in concert to effect a distribution of the Shares. Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.

In addition, based on information obtained from www.nasdaq.com, the three-month average daily trading volume of the Common Stock as of December 10, 2012 was approximately 9,456 shares. We respectfully submit that the Investors’ ability to attempt a distribution of the Shares would be severely limited because the market simply could not absorb that amount of Common Stock, even if registered. For example, if the Investors were to attempt to liquidate their positions in the Shares in the open market, and assuming that no other person sold a single share of Common Stock, it would take them more than 15 months to do so at the current daily trading volume. Alternatively, if the Investors accounted for half of that daily trading volume, it would take them more than two and one-half years to liquidate their positions in the open market. Given the length of time it would take the Investors to liquidate their positions, it is not credible to conclude that the Investors have purchased their Shares for the purpose of making a distribution. In this situation, common in many PIPE transactions, the concept that the Investors have “freely tradable” shares is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether their Shares are registered. The large number of Shares registered by the Registration Statement in comparison to the public float weighs in favor of a conclusion that the Investors are engaged in a valid secondary offering.

Ms. Mara L. Ransom

December 17, 2012

3.	The relationship of the Investors to the Company does not support a conclusion that the Investors are acting on behalf of the issuer.

The Independent Investors constitute 15 of the 20 Investors. Each of the Independent Investors became involved in the Financing through solicitation by the Placement Agents. Each of the Independent Investors was approached by the Placement Agents, and not by the Company, and the Placement Agents approached the Independent Investors well after the Placement Agents were retained by the Company in August 2012. Except for the relationships arising directly from the Independent Investor’s investments in the Company’s securities, there are not, and there have not been at any time, any relationships between the Company and any Independent Investor.

The Director Investors are directors of the Company. However, as discussed below in Item 4, a selling stockholder’s status as an issuer’s control person alone is not dispositive of a disguised primary offering on behalf of the issuer.

4.	The number of Shares involved in the offering is not dispositive of a conclusion that the Investors are acting on behalf of the Company.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the Staff finds relevant. This focus on the number of securities is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Financing.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the Staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company like the Company.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to small business issuers. Further, the recent enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

Ms. Mara L. Ransom

December 17, 2012

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions. Institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In the case of the Financing, the Investors evaluated an investment in the Company on the basis of the business purpose for the offering and whether they believed the Company’s proposed use of proceeds was rational and likely to produce favorable investment returns. The number of Shares that they purchased was simply a mathematical result of the size of the investment, the price per Share and the Company’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. A focus on the percentage of the public float or the percentage of the shares outstanding unfairly penalizes smaller companies without apparent justification.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

Furthermore, an arbitrary focus on one-third of the public float contradicts the Staff’s interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides that:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.

Ms. Mara L. Ransom

December 17, 2012

(Emphasis added).

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered should be disregarded entirely except in situations where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, despite the fact that the Shares represent a large percentage of the shares of Common Stock currently held by non-affiliates of the Company, the other facts with regard to the Company, the Investors and the Financing, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

(Emphasis added). Thus, the mere size of a potential offering does not make that offering a “distribution”. Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Company is not aware that the Investors have conducted any road shows or taken any other actions to condition the market for their Shares. We also note that, other than making its required filings pursuant to the Exchange Act, the Company has not engaged in any investor relations, public relations or other efforts to market the Company’s securities since the closing of the Financing.

Even if the number of securities registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering. As discussed in the introduction to this response, the Staff has historically limited its concerns under Rule 415 to “toxic”, or “Extreme Convertible”, transactions involving convertible securities. Again, the securities covered by the offering are shares of Common Stock, and neither the terms of the Shares nor the terms of the Financing otherwise implicate the Staff’s concerns. There is no danger that public investors do not have an appropriate understanding as to the nature of the investment being made, as the Financing was adequately disclosed in the Company’s historical filings with the Commission. Further, because the securities involved are shares of Common Stock sold to the Investors in a fixed number and at a fixed price, the Staff’s concern about future conversions having a negative impact on the market prices of the securities involved is not implicated. Again, no Investor, by virtue of the Financing, has any right to acquire additional shares of Common Stock or demand a reduction in its purchase price based on future events or otherwise. Thus, there is nothing in this situation that justifies the application of a rote one-third threshold. On these facts, the Company should be entitled to register all of the Shares pursuant to the Registration Statement.

Ms. Mara L. Ransom

December 17, 2012

5.	The Investors are not in the business of underwriting securities.

To the Company’s knowledge, none of the Investors is in the business of underwriting securities. As discussed above, most of the Investors are private investment funds that buy and sell portfolio securities for their own accounts, and five of the other Investors are directors of the Company. Each of the Investors represented at the time of Financing that (i) it was acquiring the Shares for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Shares in violation of the Securities Act, (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the Shares in violation of the Securities Act, and (iii) it was not a broker-dealer registered with the Commission under the Exchange Act or an entity engaged in a business that would require it to be so registered. There is no evidence to suggest that any of those representations were false.

6.	The Company will not receive any proceeds from resales of Shares pursuant to the Registration Statement.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Shares offered by the Investors. This fact supports the conclusion that the offering is not on behalf of the Company. In circumstances where the Company has no economic interest in resales that are tied to market prices, it is implausible to view such resales, the economic benefits of which inure almost entirely to the selling stockholders, as being “on behalf” of the issuer in any sense.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit for the Company.

For purposes of this analysis, it is important to consider what it means to be acting as a conduit for the issuer. Congress addressed the concept through Section 2(11) of the Securities Act, which defines an “underwriter” to include:

Ms. Mara L. Ransom

December 17, 2012

[A]ny person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking[.]

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution. Accordingly, they cannot be acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have represented their investment intent and disclaimed any intent to illegally distribute their Shares. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Shares. To the extent that the Staff somehow views the number of Shares beneficially owned by the Investors as evidence that they are acting as conduits for the Company, that view is tantamount to an attempt to resurrect the presumptive underwriter doctrine, which has been dead for more than 20 years and would ignore the Staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above. In addition, the number of Shares beneficially owned by the Investors would make it extremely difficult for them to distribute those Shares even if that was their intention. None of the Investors are in the business of underwriting securities, and the Company will not receive any proceeds from sales of the Shares by the Investors.

In these circumstances, we believe the offering that the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

D. Conclusion.

On the basis of the foregoing, we respectfully request that the Staff not recharacterize the offering covered by the Registration Statement as a primary offering on behalf of the Company or impose an arbitrary cap on the number of Shares allowed to be registered in the Registration Statement, because doing so would give primacy to only one of the factors to be considered in the analysis required by the Interpretation. As discussed above, there is ample support for the conclusion that the Company’s registration of the Shares for resale does not constitute a primary offering. In particular:

1.	the Shares are not convertible securities, were not acquired in a “toxic” transaction and do not possess any of the features about which the Staff has historically been concerned;

2.	the Investors made fundamental decisions to invest in the Company, and they have held their securities for a period of time that exceeds the period sanctioned by the Staff for similar transactions and are likely to continue to hold their Shares for a significant additional length of time;

Ms. Mara L. Ransom

December 17, 2012

3.	the Investors have represented their investment intent and disclaimed any intent to illegally distribute their Shares;

4.	there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Shares, and, even if one were to assume that one person could control each of the related Investors, it would be very difficult to coordinate with 13 discrete persons to act in concert to effect a distribution of the Shares;

5.	the Investors beneficially own a large amount of Common Stock, making it virtually impossible for them to distribute their shares within a reasonable amount of time even if that was their intention;

6.	none of the Investors are in the business of underwriting securities; and

7.	the Company will not receive proceeds in connection with the resale of the Shares.

Accordingly, we respectfully submit that the offering is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Risk Factors, page 4

Risks Related to an Investment in the Shares of Common Stock, page 4

The prices of the shares of common stock may be volatile…., page 4

8.	Please revise this risk factor in light of your recent stock price volatility and disclose the risks stemming from the volatility of your common stock. In this regard, we note your disclosure on page 22 of your Form 10-K for the fiscal year ended December 31, 2011, regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years. Please also explain whether any particular factor(s) have resulted in and/or are anticipated to cause volatility in your stock price.

Response:

The Company intends to revise the risk factor to more specifically address the recent volatility in the Company’s stock price and to state that price volatility may be exacerbated by the Company’s public announcements. As originally drafted, the Company’s risk factor identified several factors that it believes could significantly impact the stock price in the future, and the Company intends to retain that discussion in its revised risk factor. The Company has no basis to conclude that prior volatility resulted from any particular factor or factors, and it likewise has no basis to anticipate future volatility based on any particular factor or factors. Volatility results primarily from investors’ subjective perceptions of and beliefs about the Company and its prospects, and those perceptions are driven by any number of factors, many of which are beyond the Company’s control or comprehension. Any discussion regarding past volatility would require the Company to guess about what drove investors’ perceptions and beliefs, and any discussion regarding future volatility would require the Company to guess about what might drive investors’ future perceptions. Accordingly, the Company believes that it would be inappropriate, and, in fact, misleading, for it to include a discussion of specific factors that have resulted in or caused volatility and/or that it anticipates could result in or cause volatility in the future. The primary risk associated with stock price volatility is that an investor may be unable to sell its shares at the prices at which such shares were originally purchased. The Company believes that this risk is best addressed by listing the significant factors that the Company believes could affect the stock price and explaining to investors the potential effect of these factors.

Ms. Mara L. Ransom

December 17, 2012

The revised risk factor will read as follows:

The market price of the Company’s common stock has been volatile and your investment in the Company’s common stock could suffer a decline in value.

The market price of the Company’s common stock has been, and is likely to continue to be, highly volatile. Between September 30, 2011 and the date of this prospectus, the Company’s common stock has traded at prices ranging from $2.00 per share to $5.74 per share and the daily reported volume of shares traded has ranged from 100 shares to 1,469,619 shares. In addition, the stock markets in general have experienced extreme volatility over the last several years that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading prices of the Company’s common stock. Although it is not possible for us to determine the reasons for prior volatility or to predict future volatility, some specific factors, in addition to broad market fluctuations and the other risk factors identified in this prospectus, that could have a significant effect on the price and trading volume of the Company’s common stock include but are not limited to:

•	variations in our quarterly operating results;

Ms. Mara L. Ransom

December 17, 2012

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us of financial news, significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	announcements by our competitors regarding their businesses and prospects;

•	the public’s reaction to our public announcements and filings with the SEC and those of our competitors;

•	our loss of a major supplier or our failure to complete significant transactions;

•	additions or departures of key personnel; or

•	changes in financial markets or general economic conditions.

Many of these factors are beyond our control. Any of these factors could cause the trading price of the Company’s common stock to fluctuate significantly from one trading day to the next trading day, and public disclosure by us regarding these factors, such as our financial results, business developments or other material news, may exacerbate that volatility. As a result, investors may not be able to sell their shares of the Company’s common stock at prices that equal or exceed the prices at which the shares were originally purchased.

A marked risk factor, showing the Company’s intended changes, is attached hereto as Exhibit A.

Ms. Mara L. Ransom

December 17, 2012

Selling Stockholders, page 14

9.	Please revise this section to discuss any material relationship with the Special Situations entities. In this regard, we note your disclosure in footnote 10 to your beneficial ownership table in your Definitive Proxy Statement filed on April 27, 2012. Please see Item 507 of Regulation S-K.

Response:

Item 507 of Regulation S-K requires information about any material relationship between the selling stockholder, on the one hand, and the registrant or any of its predecessors or affiliates, on the other hand. Other than the fact that the SS Funds beneficially own, collectively, through the voting and investment powers shared by Messrs. Marxe and Greenhouse, more than 5.0% of the outstanding shares of the Company’s common stock, the Company is not aware of any material relationship between any of the SS Funds or Messrs. Marxe and Greenhouse and the Company or any of its predecessors or affiliates during the past three years. The beneficial ownership table included in the Registration Statement, including footnote 10 thereto, discloses the nature of this beneficial ownership relationship. With respect to the Staff’s reference to footnote 10 to the beneficial ownership table included in the Company’s definitive proxy statement, that footnote does not identify any material relationship between these entities and the Company or any of its predecessors or affiliates, or imply that any such relationship exists. That footnote simply discusses the fact that Messrs. Marxe and Greenhouse are affiliated with the SS Funds and share voting and investment discretion with respect to the shares owned by those entities, which discussion is identical in all material respects to the discussion contained in the Registration Statement.

The Company does intend, however, to revise the “Selling Stockholders” section by adding the following sentence to the end of the third paragraph (which names the selling stockholders who are directors of the Company): “The Company is not aware of any material relationships between any of the other Selling Stockholders and the Company or its affiliates.”

10.	Please revise the footnotes to your beneficial ownership table to disclose the natural person(s) who has voting or investment control over the shares owned by the following selling stockholders:

•         Buckingham RAF International Partners Master Fund, LP

•         Buckingham RAF Partners, L.P.

•         Buckingham RAF Partners II, L.P.

•         Durban Capital LP

•         Prism Partners I, L.P.

•         Prism Partners III Leveraged, L.P.

•         Prism Partner IV Leveraged Offshore Fund

Ms. Mara L. Ransom

December 17, 2012

Please see Questions 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, the Company will revise the footnotes to the beneficial ownership table by adding a new footnote for each of the related entities listed above, as follows:

Buckingham Funds:

Buckingham Capital Management, Inc. (“BCM”) is the investment adviser to Buckingham RAF International Partners Master Fund, LP, Buckingham RAF Partners, L.P., and Buckingham RAF Partners II, L.P. and has sole voting and investment control over the portfolio securities held by such funds. Laurence Leeds, Jr, Daniel Schwarzwalder, Mark Megalli, Lee Backus, as RAF Portfolio Managers of BCM, exercise investment control on behalf of BCM. For voting matters, BCM votes in accordance with the recommendations provided by an unaffiliated third-party proxy voting research service unless BCM perceives a conflict of interest that might require a different vote. In that case, the issue is resolved by a unanimous vote of the members of BCM’s proxy group, which is comprised of BCM’s chief compliance officer and a portfolio manager in each of its investment strategies. For the funds listed above, Peter Goldstein, as BCM’s chief compliance officer, and Mark Megalli and Brian Clifford, as portfolio managers, share voting discretion in this situation.

Durban Capital LP:

David Berman is the managing partner of Durban Capital, L.P. and, as such, has sole voting and investment control over the portfolio securities held by such fund.

Prism Funds:

Weintraub Capital Management, L.P. is the general partner of Prism Partners I, L.P. and Prism Partners III Leveraged, L.P. and is the investment adviser to Prism Partner IV Leveraged Offshore Fund. Through his position as president of Weintraub Capital Management, L.P., Jerald M. Weintraub exercises sole voting and investment control over the portfolio securities of these funds.

Ms. Mara L. Ransom

December 17, 2012

Documents Incorporated by Reference, page 18

11.	Please revise your disclosure to provide the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Your statement in the first sentence of the penultimate paragraph on page 18 is insufficient in this regard. Please also revise your list of incorporated documents to include the Form 10-Q filed on November 14, 2012 and Form 8-K filed on November 29, 2012.

Response:

The Company will include the requested references to its Quarterly Report on Form 10-Q filed on November 14, 2012 and its Current Report on Form 8-K filed on November 29, 2012 in the list of documents incorporated by reference in the Registration Statement. In addition, the Company will replace the penultimate paragraph on page 18 of the Registration Statement with the following:

In addition, the following documents will automatically be deemed to be incorporated by reference into this prospectus: (i) all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement to which this prospectus relates and prior to effectiveness of the registration statement; and (ii) all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the effectiveness of such registration statement and prior to the termination of the offering to which this prospectus relates. In no event, however, will any of the information that is “furnished” to the Commission from time to time by the Company in any Current Report on Form 8-K be incorporated by reference into, or otherwise be included in, this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in a document subsequently filed modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

A marked version of this paragraph, showing the Company’s intended changes, is attached hereto as Exhibit B.

Ms. Mara L. Ransom

December 17, 2012

We trust that this letter addresses the Staff’s comments. If the Staff should have any questions or further comments, please contact the undersigned at (410) 576-4280 or abulgin@gfrlaw.com.

Sincerely yours,

/s/ Andrew D. Bulgin
Andrew D. Bulgin

cc:	Mr. Julian R. Geiger (via e-mail) John D. Hogoboom, Esq. (via e-mail)

EXHIBIT A

RESPONSE TO COMMENT 3 – RISK FACTOR, PAGE 4

~~The prices of the shares of common stock may be volatile, which could result in substantial losses for investors.~~

The market price of the Company’s common stock has been volatile and your investment in the Company’s common stock could suffer a decline in value.

~~The~~ The market price of the Company’s common stock has been, and is likely to continue to be, highly volatile. Between September 30, 2011 and the date of this prospectus, the Company’s common stock has traded at prices ranging from $2.00 per share to $5.74 per share and the daily reported volume of shares traded has ranged from 100 shares to 1,469,619 shares. In addition, the stock markets in general have experienced extreme volatility over the last several years that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading prices of the Company’s common stock. ~~The market prices of the shares may also fluctuate significantly in response to the following factors~~Although it is not possible for us to determine the reasons for prior volatility or to predict future volatility, some specific factors, in addition to broad market fluctuations and the other risk factors identified in this prospectus, that could have a significant effect on the price and trading volume of the Company’s common stock include but are not limited to:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us ~~or our competitors of~~ of financial news, significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	announcements by our competitors regarding their businesses and prospects;

•	the public’s reaction to our public announcements and filings with the SEC and those of our competitors;

•	our loss of a major ~~customer or~~ supplier or our failure to complete significant transactions;

•	additions or departures of key personnel; or

~~☐~~	~~our failure to achieve the perceived benefits of the Merger as rapidly, or to the extent originally anticipated.~~

•	changes in financial markets or general economic conditions.

Many of these factors are beyond our control. ~~These factors may materially and adversely affect the market price of the Company’s common stock, regardless of our operating performance. As a result, holders of~~ Any of these factors could cause the trading price of the Company’s common stock to fluctuate significantly from one trading day to the next trading day, and public disclosure by us regarding these factors, such as our financial results, business developments or other material news, may exacerbate that volatility. As a result, investors may not be able to sell their shares of the Company’s common stock ~~who wish to sell their shares may not be able to do so~~ at prices that equal or exceed ~~those~~ the prices at which the shares were originally purchased.

EXHIBIT B

RESPONSE TO COMMENT 6 – DOCUMENTS INCORPORATED

BY REFERENCE, PAGE 18

In addition, the following documents will automatically be deemed to be incorporated by reference into this prospectus: (i) all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of the initial registration statement to which this prospectus relates and prior to effectiveness of the registration statement; and (ii) all documents that the Company files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the effectiveness of such registration statement and prior to the termination of the offering ~~of the securities~~ to which this prospectus relates ~~will automatically be deemed to be incorporated by reference into this prospectus.~~ . In no event, however, will any of the information that is “furnished” to the Commission from time to time by the Company in any Current Report on Form 8-K be incorporated by reference into, or otherwise be included in, this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in a document subsequently filed modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.